[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

March 12, 2013

VIA EDGAR AND FEDEX

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gulf Coast Ultra Deep Royalty Trust
Amendment No. 1 to Registration Statement on Form S-4
Filed February 8, 2013
File No. 333-185742

Dear Mr. Schwall:

On behalf of Gulf Coast Ultra Deep Royalty Trust (the “Royalty Trust”) and Freeport-McMoRan Copper & Gold Inc. (“FCX”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter dated March 5, 2013, with respect to the above-referenced filing. We have also included in this letter, where applicable, responses communicated to us by counsel to, and/or representatives of, McMoRan Exploration Co. (“MMR”), Evercore Group L.L.C. (“Evercore”), Plains Exploration & Production Company (“PXP”) and Credit Suisse Securities (USA) LLC (“Credit Suisse”).

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-4 (File No. 333-185742) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the version filed on February 8, 2013. On March 8, 2013, MMR provided, under separate cover, supplemental information responsive to comment 36, for which, due to its highly sensitive and confidential commercial and financial nature, MMR requested confidential treatment under the Freedom of Information Act, as amended, in accordance with 17 C.F. R. § 200.83(c).

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages in the marked version of Amendment No. 2.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

General

1.	We note your response to comment 1 in our letter dated January 25, 2013. We continue to believe that FCX and MMR meet the statutory definition of “issuer” in Securities Act Section 2(a)(4), notwithstanding the policy considerations noted in your response letter. Please revise your filing to reflect the status of FCX and MMR as co-issuers.

Response: In response to the Staff’s comment, Amendment No. 2 has been revised to reflect the status of FCX as a co-issuer of the royalty trust units. The filing parties respectfully submit that MMR should not be characterized as a co-issuer under applicable SEC rules and practice, and that neither the language of Section 2(a)(4) of the Securities Act nor the Commission’s historical statements regarding the classification of issuers in royalty trust offerings, including the “SEC Statement in Compilation of Rules, Regulations, Forms and Opinions Applicable to Oil and Gas Interests” (July 1, 1935) (the “1935 Oil and Gas Guidance”) supports the conclusion that MMR should be deemed a co-issuer in the offering.

Section 2(a)(4) of the Securities Act, quoted in the 1935 Oil and Gas Guidance, states that, in the context of royalty trusts, “‘issuer’ means the person or persons performing the acts and assuming the duties of depositor or manager pursuant to the provisions of the trust or other agreement or instrument under which such securities are issued;…” With respect to the Royalty Trust, this person is FCX, not MMR. It is FCX that has agreed to cause the relevant interest in the subject properties to be conveyed to the Royalty Trust, and that has agreed to cause the Royalty Trust to distribute the royalty trust units to MMR’s pre-merger stockholders as a portion of the merger consideration. Any claim by MMR’s stockholders with respect to the right to receive royalty trust units could be brought only against FCX as opposed to MMR. In addition, the conveyance of the subject interests by a subsidiary of MMR to the Royalty Trust will occur only in connection with the completion of the merger at substantially the same time as the closing of the merger, at the direction of FCX and in connection with MMR becoming a wholly owned subsidiary of FCX. At all times after royalty trust units are distributed to any members of the public (which will occur only after completion of the merger), MMR will be a wholly owned subsidiary of FCX. For these reasons, MMR does not fall within the category of persons required to be a co-issuer of the royalty trust units.

In addition, the above conclusions are consistent with the practice employed in prior registration statements of oil and gas royalty trusts that have been reviewed and declared effective by the Commission. Historically, while the trust depositor/manager of the underlying assets is classified as a co-issuer, the entity (generally an operating subsidiary of the depositor/manager) that is caused by the depositor/manager to convey the royalty interests to the trust being created has not been so classified. Two recent examples of this structure are set forth below.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

(1) In the 2011 creation of the Chesapeake Granite Wash Trust (Registration No. 333-175395), Chesapeake Energy Corporation (“Chesapeake”) was trustor pursuant to the governing trust agreement and as such was listed as a co-issuer with Chesapeake Granite Wash Trust. However, Chesapeake Exploration, L.L.C. – the subsidiary caused by Chesapeake to convey the royalty interests to the Chesapeake Granite Wash Trust – was not listed as a co-issuer.

(2) In the 2011 creation of the SandRidge Mississippian Trust (Registration No. 333-171551), SandRidge Energy, Inc. (“Sandridge”) was trustor pursuant to the governing trust agreement and was therefore listed as a co-issuer with SandRidge Mississippian Trust. However, SandRidge Exploration and Production, LLC – the subsidiary caused by SandRidge to convey the royalty interests to the SandRidge Mississippian Trust – was not listed as a co-issuer.

The role of MMR in the transactions pursuant to which the subject interests will be conveyed to the Royalty Trust is substantially similar to the roles of Chesapeake Energy Exploration, L.L.C. and Sandridge Exploration and Production, LLC in the respective transactions pursuant to which the Chesapeake Granite Wash Trust and the SandRidge Mississippian Trust were created. In each case, it was the ultimate parent company (Chesapeake and Sandridge), not the conveying subsidiary, that was a co-issuer with the applicable royalty trust – a result recognizing that the operating subsidiary, while performing ministerial functions with respect to the creation of the trust, is not carrying out functions which would bring it within the definition of an “issuer” of the royalty trust units.

For the reasons set forth above, the filing parties respectfully submit that MMR is not required to be a co-issuer of the royalty trust units.

Questions and Answers About the MMR Special Meeting, page ii

What consideration will MMR stockholders receive if the merger is completed…, page vi

2.	We note your response to comment 7 in our letter dated January 25, 2013, and the related disclosure that you added on page 127 of your filing. Please also provide such information in this section, or provide in this section a cross-reference to the information provided on page 127.

Response: In response to the Staff’s comment, a cross-reference to the referenced disclosure appears at the end of the first paragraph of the answer to this question on page vii of Amendment No. 2.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

Letter to Shareholders

3.	We note your response to comment 9 in our letter dated January 25, 2013. Please quantify the equity stakes in percentage terms under the alternate scenarios, the first where the PXP merger is consummated prior to the consummation of the MMR merger and the second where the PXP merger is not consummated prior to the consummation of the MMR merger.

Response: In response to the Staff’s comment, the disclosure on page viii of Amendment No. 2 has been revised.

Conditions to the Completion of the Merger, page 9

4.	We note your response to comment 3 in our letter dated January 25, 2013. In your response and in revisions to the Letter to Shareholders, you indicate that the NYSE and NASDAQ listing conditions could be waived. Similarly revise to disclose throughout the prospectus, as appropriate. Your revised disclosure should discuss the potential impact on shareholders of the difference in a listing on the NYSE and NASDAQ versus the OTC Markets Group or the OTC Bulletin Board.

Response: In response to the Staff’s comment, the disclosure on pages viii through ix and 121 of Amendment No. 2 has been revised to reflect the irrevocable waiver of the listing condition by the parties to the merger agreement, and the expectation that the royalty trust units will not be listed on a national securities exchange at the time of closing of the merger.

5.	See our last comment above. In your response letter, tell us whether the waiver of the condition would occur before the shareholder vote.

Response: As noted above, the Staff is respectfully informed that the parties to the merger agreement have irrevocably waived the condition related to the listing of the royalty trust units.

6.	See our last comment above. Provide your analysis as to whether, in your view, waiving the listing condition cited would constitute a fundamental change to the prospectus requiring the filing of a post-effective amendment. If you do not believe that such change would constitute a fundamental change, tell us how you would handle dissemination of this information and how shareholders would be able to react to it.

Response: As noted above, the Staff is respectfully informed that the parties to the merger agreement have irrevocably waived the condition related to the listing of the royalty trust units.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

Special Factors, page 19

7.	You have added Gulf Coast Ultra Deep Royalty Trust as a filing person on the Schedule 13E-3. Each filer must independently satisfy the disclosure requirements of that Schedule. Please revise generally to include all of the required information as to the Royalty Trust, including the Special Factors disclosure.

Response: In response to the Staff’s comment, the disclosure in the related Schedule 13E-3 has been amended to add additional disclosures with respect to the Gulf Coast Ultra Deep Royalty Trust, and the Gulf Coast Ultra Deep Royalty Trust has been included as part of the defined term “FCX Parties” and otherwise incorporated with respect to the required disclosures in Amendment No. 2.

8.	We note that in rendering its opinion Evercore considered a report regarding MMR’s proved, probable and possible reserves prepared by Ryder Scott Company, L.P. dated as of July 1, 2012, and that the information in this report formed part of the basis for Evercore’s valuation analyses. Please furnish the information required by Items 4(b) and 21(c) of Form S-4. See also Item 9 of Schedule 13E-3 and Item 1015(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on pages 52 through 53 of Amendment No. 2 and the disclosure in Item 9 of the related Schedule 13E-3 have been revised.

Background of the Merger, page 19

9.	We note your disclosure on page 120 that the charter amendment proposal “was adopted by a majority of the directors then in office and the continuing directors….” Please disclose in the Background of the Merger section the circumstances of the MMR directors’ adoption of the charter amendment proposal. For example, disclose when the directors adopted the proposal and why, identify the directors who participated in the vote, and explain the meaning of “continuing directors” in this context. Also clarify how the parties’ negotiation of the “majority of the disinterested stockholders condition” related to the charter amendment proposal.

Response: In response to the Staff’s comment, the disclosure on pages 31 and 33 through 39 of Amendment No. 2 has been revised.

10.

We note your response to comments 16 and 23 in our letter dated January 25, 2013. In light of your statement on page 22 that at no time did MMR engage in direct discussions with PXP regarding a potential transaction between PXP and MMR, please revise your disclosure to clarify why PXP and MMR exchanged non-public information, why PXP conducted a review and analysis of MMR, and why, on August 14, 2012, Mr. Moffett

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

and three MMR geologists met with PXP representatives to discuss PXP’s Gulf of Mexico exploration properties for purposes of assessing those properties. In addition, where you disclose on page 23 that the FCX special committee met with Mr. Flores on September 20, 2012, and discussed with him PXP’s recently announced acquisitions and plans for future development, and “PXP’s interest in MMR,” please revise your disclosure to clarify whether the reference is to PXP’s equity interest in MMR or to PXP’s interest in a potential transaction with MMR.

Response: In response to the Staff’s comment, the disclosure on pages 28 through 29 of Amendment No. 2 has been revised.

11.	We note your response to comment 17 in our letter dated January 25, 2013. Please discuss in greater detail the negotiation of the termination fees and the definition of “intervening events” with respect to the MMR board’s ability to change its recommendation. For example, explain how MMR came to agree to the exclusion from the definition of “intervening events” of events or changes relating to the expectation, discovery or development of hydrocarbons which may be contained in or which may be accessible, produced, marketed or sold from any oil and gas interest of MMR or any of its subsidiaries. In that regard, we note that it appears that such exclusion would in effect prevent the MMR board from changing its recommendation in favor of the merger due to potential positive developments relating to the prospects of MMR’s oil and gas interests. As another example, where you state on page 31 that “the MMR special committee determined to accept the FCX special committee’s proposal, particularly in light of the fact that the MMR board of directors would not be prohibited from changing its recommendation in the event of an intervening event or if it was presented with a superior proposal,” clarify the terms set forth in “the FCX special committee’s proposal” in this instance.

Response: In response to the Staff’s comment, the disclosure on pages 35 through 37 of Amendment No. 2 has been revised.

12.	We note your response to comment 17 in our letter dated January 25, 2013, with respect to the subject interests for the Royalty Trust. Please clarify in your disclosure whether the parties ever discussed which particular ultra-deep prospects would be included in the trust, or whether the parties contemplated consistently during the negotiations that all of MMR’s ultra-deep prospects would be included.

Response: In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 2 has been revised.

13.

We note your response to comment 21 in our letter dated January 25, 2013. Please revise your disclosure on page 22 to explain how the standstill obligations imposed on FCX and PXP, respectively, by the existing FCX and PXP stockholder agreements

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

“would otherwise terminate earlier pursuant to the terms of the stockholder agreement[s],” compared to the six-month standstill provisions in the confidentiality agreements. Also provide more detail regarding the circumstances of MMR’s agreement to waive the standstill obligations in the existing FCX and PXP stockholder agreements, which waivers you mention on page 106. For example, disclose when MMR agreed to the waivers, why MMR agreed to them, and which MMR directors approved them.

Response: In response to the Staff’s comment, the disclosure on pages 27, 28 and 31 of Amendment No. 2 has been revised.

14.	Refer to the following sentence on page 24: “On October 24, 2012, at a meeting of the FCX special committee in Houston attended by representatives of Credit Suisse and Wachtell Lipton, the FCX special committee discussed the status of each potential transaction, including the possibility of an overriding royalty trust structure that Evercore had suggested the FCX special committee consider as part of the consideration in a potential transaction.” Please revise your disclosure to clarify when Evercore suggested that the FCX special committee consider the possibility of an overriding royalty trust structure and when the MMR special committee first discussed such a structure.

Response: In response to the Staff’s comment, the disclosure on pages 30 through 31 of Amendment No. 2 has been revised.

15.	We note your response to comment 26 in our letter dated January 25, 2013. Please revise your filing at page 25 to clarify whether the additional capital raise of up to $700 million was needed, or had been completed, in order to continue MMR’s drilling and development plans.

Response: In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 2 has been revised.

16.	We note your disclosure on page 28 that the MMR special committee also discussed that Mr. Moffett had discussions with a foreign energy company regarding a potential strategic transaction. Please disclose when Mr. Moffett’s discussions with the foreign energy company took place, who initiated the discussions, and why such discussions were not pursued further. See Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 34 of Amendment No. 2 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

MMR’s Reasons for the Merger..., page 33

17.	We note your response to comment 36 in our letter dated January 25, 2013. We also note your disclosure that the MMR special committee did not specifically consider the going concern value of MMR as a factor in assessing the fair value of MMR because the MMR special committee did not consider it relevant to its determination. Please revise your filing to clarify why the MMR special committee did not consider the going concern value to be relevant to its determination.

Response: In response to the Staff’s comment, the disclosure on page 40 of Amendment No. 2 has been revised, and supplementally advise the Staff that the net asset valuation analysis performed by Evercore measured MMR’s value as a going concern.

18.	We note your disclosure at page 33 regarding the MMR board’s consideration of the fact that the $14.75 in cash being paid for each outstanding share of MMR common stock represented a premium of 74.3% based on the closing price of MMR on December 4, 2012, the last trading day before the merger agreement was signed, and a premium of 31.2% based on MMR’s one-month volume-weighted average price at that date. Please disclose whether and how the MMR board considered the historical prices of MMR’s common stock beyond such one-month period in reaching its fairness determination. To the extent this factor was not considered, or was considered but given little weight, please explain why. Please refer to comment 36 in our letter dated January 25, 2013.

Response: In response to the Staff’s comment, the disclosure on page 39 of Amendment No. 2 has been revised to include the additional historical prices presented to and considered by the MMR board of directors.

19.	We note your response to comment 37 in our letter dated January 25, 3013. In particular, we note your disclosure on page 34 that the MMR special committee believes that the procedural safeguards include “the fact that the MMR special committee and the MMR board of directors were aware of the existing relationships among FCX, MMR and PXP, and the fact that FCX intended to contemporaneously enter into the PXP merger agreement and the voting and support agreement[.]” Please expand your disclosure to explain how this represents a procedural safeguard. Please also revise to provide such information with respect to the consideration of procedural fairness by the FCX parties. In that regard, we note from the disclosure on page 37 that the FCX Parties considered the same facts as indicia of procedural fairness.

Response: In response to the Staff’s comment, the disclosure on pages 41 and 46 of Amendment No. 2 has been revised.

20.	We note your response to comments 42 and 43 in our letter dated January 25, 2013. For both the implied reference ranges per share of MMR common stock and the values

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

attributable to the royalty trust units, please expand your disclosure to discuss how each filing person “took these variations and differences into account in reaching their conclusion as to fairness for purposes of inclusion in this proxy statement/prospectus.” Describe how each party considered the analyses yielded by the other party’s financial advisor.

Response: In response to the Staff’s comment, the disclosure on pages 44 and 49 of Amendment No. 2 has been revised.

21.	In addition, we note your revised disclosure regarding the effect of the differences in assumptions, analyses, and implied valuation ranges used by each financial advisor. Please highlight in your disclosure such material differences in assumptions, analyses, and implied valuation ranges. As an example only, please disclose the resource estimates for the ultra-deep assets relied upon by each of the filing parties, Evercore, RPS, and Credit Suisse. Explain any relevant technical terms. Furthermore, in connection with our comment above, ensure that you address how each filing person and financial advisor took into consideration the variations in the resource estimates in their determinations as to fairness to the MMR shareholders.

Response: In response to the Staff’s comment, the disclosure on pages 42 through 44 and 47 through 49 of Amendment No. 2 has been revised. With respect to the portion of the Staff’s comment relating to the consideration of variations in resource estimates by the financial advisors, Evercore notes that, at the time Evercore rendered its fairness opinion to the MMR special committee on December 5, 2012, Evercore had not been provided with a copy of Credit Suisse’s financial analyses, and, consequently, Evercore was not privy to all of the specific resource estimates and risking assumptions, adjustments thereto, commodity pricing and other assumptions being relied upon by Credit Suisse. As a result, Evercore was not in a position to take such differences into account for purposes of its analyses and opinion at the time the opinion was delivered. In addition, we respectfully note that the Credit Suisse opinion provided to the special committee of the FCX board of directors only addressed the fairness, from a financial point of view, to FCX of the aggregate merger consideration to be paid or issued by FCX for the outstanding shares of MMR common stock in the merger pursuant to the merger agreement. The Credit Suisse opinion did not in any respect address the fairness of the merger consideration to the MMR stockholders or any other constituency. Furthermore, as specifically discussed under “Special Factors — Opinion of Financial Advisor to the FCX Special Committee,” and in the additional disclosures included in Amendment No. 2 in response to this comment, Credit Suisse notes that, at the direction of the FCX special committee, Credit Suisse relied upon the MMR reserve report, the MMR resource development plan and the FCX special committee consultant’s analyses of the MMR reserve report and the MMR resource development plan for purposes of Credit Suisse’s analyses and opinion and assumed that they were a reasonable basis on which to evaluate MMR.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

22.	Please disclose in this section that the board presentation materials which were prepared by Evercore and Credit Suisse have been filed publicly with the related Schedule 13E-3.

Response: In response to the Staff’s comment, the disclosure on page 44 of Amendment No. 2 has been revised.

Purposes and Reasons of the FCX Parties for the Merger, page 38

23.	We note your response to comments 18 and 38 in our letter dated January 25, 2013. Please disclose in greater detail FCX’s reasons for undertaking the transaction at this time. Note that conclusory statements will not be considered sufficient disclosure in response to Item 1013(c) of Regulation M-A. See Instruction 1 to Item 1013.

Response: In response to the Staff’s comment, the disclosure on pages 49 through 50 of Amendment No. 2 has been revised.

Certain Information Prepared by the Management of MMR, page 40

24.	We note your response to comment 47 in our letter dated January 25, 2013, and reissue such comment. In that regard, it is not clear from your response or your revised disclosure whether the projected data that appears in this section reflects all of the non-public financial forecasts and figures provided to the named financial advisors by MMR. In addition, we note that the financial projections set forth at page 8 of the Evercore presentation materials dated December 4, 2012, filed as Exhibit (c)-4 to the Schedule 13E-3, include data through 2019, but the information provided at pages 41-42 of your registration statement only present such data through 2016.

Response: In response to the Staff’s comment, the disclosure on pages 52 through 54 of Amendment No. 2 has been revised. In addition, MMR confirms to the Staff that the information set forth in the section “Certain Information Prepared by the Management of MMR” reflects all of the non-public financial forecasts and figures provided to the named financial advisors by MMR.

25.	We note MMR’s “Internal estimates of production volumes and revenues based on production from existing fields” presents estimated future production figures for 2013- 2016 whose total is about 15% lower than the total for the same period from your third party engineer’s report, effective July 1, 2012. Please explain the reason(s) for this significant difference. We may have further comment.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

Response: The Staff is respectfully advised that MMR’s internal estimates of future production volumes and revenues were prepared near the end of the third quarter of 2012, several months after the July 1, 2012 third party engineers’ report (prepared by Ryder Scott). The primary difference related to MMR’s sale of certain properties during the fourth quarter of 2012 as disclosed on pages 2 and 35 and in Note 3 of the financial statements in MMR’s Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on February 22, 2013, which is now incorporated by reference in the S-4. These properties were included in the July 1, 2012 third party engineers’ report but were excluded from MMR’s internal estimates, which were prepared later in 2012.

26.	Please expand the discussion under “Ultra-Deep Drilling and Development Activities” to: clarify whether the future projections of production, revenues, EBITDAX, “Net Reserves,” etc. are gross (8/8ths) or net to MMR; and disclose assumptions for exploratory drilling success, total well count, individual well production costs and ultimate condensate yield for the ultra-deep drilling program.

Response: In response to the Staff’s comment, the disclosure on pages 53 through 54 of Amendment No. 2 has been revised.

27.	On page 42 you state, “Using the same assumptions described above, MMR provided Evercore and Credit Suisse with model results of potential values, depending on success, as shown in the table below.” Please disclose the parameters that were varied to generate the range of “Net Reserves” from 5 to 50 TCFE.

Response: In response to the Staff’s comment, the disclosure on page 54 of Amendment No. 2 has been revised.

28.	Refer to the following sentence on page 43: “MMR has made publicly available its actual results of operations for the fiscal year ended December 31, 2011, and for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, and you should review carefully MMR’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Qs for such periods, which are incorporated by reference into this proxy statement/prospectus.” Please disclose the availability of your Form 10-K for the fiscal year ended December 31, 2012, which includes a report regarding MMR’s proved, probable and possible reserves prepared by Ryder Scott Company, L.P. dated as of December 31, 2012.

Response: In response to the Staff’s comment, the disclosure on page 55 of Amendment No. 2 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

Opinion of Financial Advisor to the MMR Special Committee, page 43

29.	We note your response to comment 53 in our letter dated January 25, 2013. Please revise your disclosure to include the explanations which you provided to us in your response letter.

Response: In response to the Staff’s comment, the disclosure on pages 58 through 59 of Amendment No. 2 has been revised.

30.	We note your response to comment 55 in our letter dated January 25, 2013, and reissue such comment in part. With respect to your disclosure regarding the selection of precedent transactions described on pages 48-50, tell us whether any additional transactions fit within these criteria but were not analyzed or were analyzed but not included in the report and if so, why not.

Response: In response to the Staff’s comment, the disclosure on page 61 of Amendment No. 2 has been revised.

31.	In addition, please provide more detail regarding how the precedent transactions were chosen in the following reviews by Evercore:

•	the review of oil and gas corporate transactions announced between September 2005 and November 2013 with a transaction value in excess of $100 million, and

•	the review of corporate takeover transactions announced or closed between January 1, 2012 and December 3, 2012 to evaluate the premium paid.

Please also identify each of the transactions analyzed, including the parties involved and the dates the transactions were announced. Please refer to comments 55 and 56 in our letter dated January 25, 2013.

Response: In response to the Staff’s comment, the disclosure on pages 63 through 64 of Amendment No. 2 has been revised.

32.	We note your response to comment 57 in our letter dated January 25, 2013. Please disclose in this section the substance of your response. Also disclose whether and, if so, how each filing person took into account, for purposes of its fairness determination, the discounted cash flow analysis, notwithstanding Evercore’s determination not to rely on such analysis. Please also disclose the results of such analysis, or tell us why you do not believe that such information is material.

Response: In response to the Staff’s comment, the disclosure on pages 65 through 66 of Amendment No. 2 has been revised.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

33.	We note your response to comment 59 in our letter dated January 25, 2013. Refer to the following sentence on page 46: “The following summary, however, does not purport to be a complete description of the analyses performed and reviewed by Evercore.” As noted in our prior comment, you are required to describe all material financial analyses performed by the fairness advisor in reasonable detail so as to make the information you provide complete. Please revise to remove the implication that the summary is not complete, and make corresponding revisions elsewhere in your proxy statement/prospectus where you include this type of qualification.

Response: In response to the Staff’s comment, the disclosure on page 58 of Amendment No. 2 has been revised to delete the referenced sentence.

34.	See our last two comments above, and refer to the following sentence on page 52: “The foregoing summary of the material financial analyses does not purport to be a complete description of all analyses or data presented by Evercore.” Please either remove this qualification or revise your disclosure to clarify what analyses or data you are omitting.

Response: In response to the Staff’s comment, the disclosure on page 66 of Amendment No. 2 has been revised.

35.	Where you disclose on page 53 that the contingent portion of Evercore’s success fee will be equal to 0.53% “of the transaction value (as defined in Evercore’s engagement letter) of the merger,” please expand your disclosure to explain how the transaction value is calculated.

Response: In response to the Staff’s comment, the disclosure on page 67 of Amendment No. 2 has been revised.

Risk Factors, page 83

The value of the royalty trust units to be received as portion of the merger consideration is uncertain., page 85

36.	We note your statement, “Consequently, there are no reserves classified as proved, probable or possible associated with the subject interests.” Your February 20, 2013 news release announces the attribution of 12.9 BCFE of proved reserves to the Lineham Creek ultra-deep well. Please furnish to us the engineering report(s) you used as the basis for this proved, probable and possible reserve attribution. Include maps, well log interpretations, volumetric calculations and analogy well performance. Please use the same addressee and procedure as requested in comment 52 in our letter dated January 25, 2013.

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

Response: In response to the Staff’s comment, the disclosure on pages 100 through 101 of Amendment No. 2 has been revised and requested materials have been submitted.

Description of the Subject Interests, page 128

37.	We note your statement “Approximately 16,000 net acres owned by MMR and associated with MMR’s ultra-deep prospects are scheduled to expire in 2013.” Please amend your document to disclose the range of resource and production volumes you have attributed to this expiring acreage.

Response: In response to the Staff’s comment, the disclosure on page 146 of Amendment No. 2 has been revised.

The Charter Amendment Proposal…, page 120

38.	We note your response to comment 73 in our letter dated January 25, 2013. We also note your disclosure at page 120 that the MMR board of directors determined that the charter amendment proposal is in the best interests of MMR and its stockholders. Please revise your disclosure to state the basis for this belief.

Response: In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 2 has been revised.

Where You Can Find More Information, page 142

39.	Please tell us why you do not incorporate by reference certain current reports on Form 8- K filed by MMR under Item 8.01 of Form 8-K, such as the current report on Form 8-K filed by MMR on January 31, 2013, and the current report on Form 8-K filed by MMR on December 27, 2012.

Response: In response to the Staff’s comment, the disclosure on page 160 of Amendment No. 2 has been revised to include all Forms 8-K filed since January 1, 2013, due to the filing of MMR’s Annual Report on Form 10-K for the year ended December 31, 2012 with the SEC on February 22, 2012.

*    *    *    *    *    *

H. Roger Schwall

United States Securities and Exchange Commission

March 12, 2013

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1314 (telephone) or deshapiro@wlrk.com (e-mail).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro
Wachtell, Lipton, Rosen & Katz

cc:	Douglas N. Currault II, Freeport-McMoRan Copper & Gold Inc.

John Amato, McMoRan Exploration Co.

Michael Aiello, Weil, Gotshal & Manges LLP